Q Advisors LLC

Statement of Financial Condition

December 31, 2015

Confidential Pursuant to Rule 17a-5(e)(3)

Assets

Current Assets		
Cash	$	27,172
Accounts and receivable		73,858
Prepaid management fees		2,555,000
Prepaid expenses		31,032
Furniture and equipment, at cost, net of accumulated depreciation of $235,736		18,489
	$	2,705,551

Liabilities and Members' Capital

Liabilities		
Accounts payable and accrued expenses	$	40,508
Subordinated borrowings		100,000
Total liabilities		140,508
Members' Capital		2,565,043
	$	2,705,551